                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                            (AMENDMENT NO. ______)

                   Under the Securities Exchange Act of 1934


                       NovaCare Employee Services, Inc.
         ------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
         ------------------------------------------------------------
                        (Title of Class of Securities)


                                   66986 Q10
         ------------------------------------------------------------
                                (CUSIP Number)


                                Gregory M. Case
                             Plato Holdings, Inc.
                        455 South Gulph Road, Suite 410
                           King of Prussia, PA 19406
                                (610) 265-0286
         ------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   Copy to:

                            Louis A. Goodman, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               One Beacon Street
                               Boston, MA 02108
                                (617) 573-4800


                              September 21, 1999
         ------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     CUSIP No. 66986 Q10
     _________________________________________________________________
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               Plato Holdings, LLC
     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
     _________________________________________________________________
     (3)  SEC USE ONLY

     _________________________________________________________________
     (4)  SOURCE OF FUNDS
               N/A
     _________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     __________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
     _________________________________________________________________
                                     (7)   SOLE VOTING POWER
           NUMBER OF                                -0-
            SHARES                 ___________________________________
         BENEFICIALLY                (8)   SHARED VOTING POWER
           OWNED BY                                 -0-
             EACH                  ___________________________________
           REPORTING                 (9)   SOLE DISPOSITIVE POWER
            PERSON                                  -0-
             WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                                     -0-
     _________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-
     _________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        ( )

     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            -0-
     _________________________________________________________________
     (14) TYPE OF REPORTING PERSON

               OO; HC
     _________________________________________________________________

     CUSIP No. 66986 Q10
     _________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Plato Holdings, Inc.
     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
     _________________________________________________________________
     (3)  SEC USE ONLY

     _________________________________________________________________
     (4)  SOURCE OF FUNDS
               AF
     _________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     __________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
     _________________________________________________________________
                                     (7)   SOLE VOTING POWER
           NUMBER OF                                -0-
            SHARES                 ___________________________________
         BENEFICIALLY                (8)   SHARED VOTING POWER
           OWNED BY                             19,400,000
             EACH                  ___________________________________
           REPORTING                 (9)   SOLE DISPOSITIVE POWER
            PERSON                                  -0-
             WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                                     -0-
     _________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,400,000 (See Item 5)
     _________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        ( )

     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            64.1%
     _________________________________________________________________
     (14) TYPE OF REPORTING PERSON

               CO; HC
     _________________________________________________________________

     CUSIP No. 66986 Q10
     _________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               New Plato Acquisition, Inc.
     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
     _________________________________________________________________
     (3)  SEC USE ONLY

     _________________________________________________________________
     (4)  SOURCE OF FUNDS
               AF
     _________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     __________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
     _________________________________________________________________
                                     (7)   SOLE VOTING POWER
           NUMBER OF                               -0-
            SHARES                 ___________________________________
         BENEFICIALLY                (8)   SHARED VOTING POWER
           OWNED BY                            19,400,000
             EACH                  ___________________________________
           REPORTING                 (9)   SOLE DISPOSITIVE POWER
            PERSON                             19,400,000
             WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                                    -0-
     _________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,400,000 (See Item 5)
     _________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        ( )

     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            64.1%
     _________________________________________________________________
     (14) TYPE OF REPORTING PERSON

               CO
     _________________________________________________________________

     CUSIP No. 66986 Q10
     _________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Fidelity Ventures Limited
     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
     _________________________________________________________________
     (3)  SEC USE ONLY

     _________________________________________________________________
     (4)  SOURCE OF FUNDS
               N/A
     _________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     __________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

               Massachusetts
     _________________________________________________________________
                                     (7)  SOLE VOTING POWER
           NUMBER OF                                -0-
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                                 -0-
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                                  -0-
             WITH                  ___________________________________
                                     (10) SHARED DISPOSITIVE POWER
                                                     -0-
     _________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-
     _________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      ( )

     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            -0-
     _________________________________________________________________
     (14) TYPE OF REPORTING PERSON

               PN
     _________________________________________________________________

     CUSIP No. 66986 Q10
     _________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Fidelity Investors II Limited Partnership
     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
     _________________________________________________________________
     (3)  SEC USE ONLY

     _________________________________________________________________
     (4)  SOURCE OF FUNDS
               N/A
     _________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     __________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
     _________________________________________________________________
                                     (7)  SOLE VOTING POWER
           NUMBER OF                                -0-
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                                 -0-
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                                  -0-
             WITH                  ___________________________________
                                     (10) SHARED DISPOSITIVE POWER
                                                     -0-
     _________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-
     _________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      ( )

     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            -0-
     _________________________________________________________________
     (14) TYPE OF REPORTING PERSON

               PN
     _________________________________________________________________

     CUSIP No. 66986 Q10
     _________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               The P/A Fund III, L.P.
     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
     _________________________________________________________________
     (3)  SEC USE ONLY

     _________________________________________________________________
     (4)  SOURCE OF FUNDS
               N/A
     _________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     __________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

               Pennsylvania
     _________________________________________________________________
                                     (7)  SOLE VOTING POWER
           NUMBER OF                                -0-
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                                 -0-
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                                  -0-
             WITH                  ___________________________________
                                     (10) SHARED DISPOSITIVE POWER
                                                     -0-
     _________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-
     _________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      ( )

     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            -0-
     _________________________________________________________________
     (14) TYPE OF REPORTING PERSON

               PN
     _________________________________________________________________

     CUSIP No. 66986 Q10
     _________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               APA Excelsior V, L.P.
     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
     _________________________________________________________________
     (3)  SEC USE ONLY

     _________________________________________________________________
     (4)  SOURCE OF FUNDS
               N/A
     _________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     __________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
     _________________________________________________________________
                                     (7)  SOLE VOTING POWER
           NUMBER OF                                -0-
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                                 -0-
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                                  -0-
             WITH                  ___________________________________
                                     (10) SHARED DISPOSITIVE POWER
                                                     -0-
     _________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-
     _________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      ( )

     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            -0-
     _________________________________________________________________
     (14) TYPE OF REPORTING PERSON

               PN
     _________________________________________________________________

     CUSIP No. 66986 Q10
     _________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               The Patricof Private Investment Club II, L.P.
     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
     _________________________________________________________________
     (3)  SEC USE ONLY

     _________________________________________________________________
     (4)  SOURCE OF FUNDS
               N/A
     _________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     __________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
     _________________________________________________________________
                                     (7)  SOLE VOTING POWER
           NUMBER OF                                -0-
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                                 -0-
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                                  -0-
             WITH                  ___________________________________
                                     (10) SHARED DISPOSITIVE POWER
                                                     -0-
     _________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-
     _________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      ( )

     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            -0-
     _________________________________________________________________
     (14) TYPE OF REPORTING PERSON

               PN
     _________________________________________________________________

     CUSIP No. 66986 Q10
     _________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               AFLAC Incorporated
     _________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
     _________________________________________________________________
     (3)  SEC USE ONLY

     _________________________________________________________________
     (4)  SOURCE OF FUNDS
               N/A
     _________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     __________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

               Georgia
     _________________________________________________________________
                                     (7)  SOLE VOTING POWER
           NUMBER OF                                -0-
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                                 -0-
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                                  -0-
             WITH                  ___________________________________
                                     (10) SHARED DISPOSITIVE POWER
                                                     -0-
     _________________________________________________________________
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-
     _________________________________________________________________
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      ( )

     _________________________________________________________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            -0-
     _________________________________________________________________
     (14) TYPE OF REPORTING PERSON

               CO
_________________________________________________________________

          ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of NovaCare Employee Services, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of NESI are located at Valley Forge Corporate Center, 2621 Van Buren Avenue, Norristown, Pennsylvania 19403.

          ITEM 2.   IDENTITY AND BACKGROUND.

(a) - (c) and (f)

          This statement is being jointly filed by the following persons (collectively, the "Reporting Persons") pursuant to Rule 13d-1(f) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"):

     (1) Plato Holdings, LLC ("Plato LLC"), a newly organized Delaware limited liability company formed in connection with the Offer and the Merger (as defined herein), as holder of all of the outstanding capital stock of Plato Holdings, Inc. Plato LLC has a principal business address of 455 South Gulph Road, Suite 410, King of Prussia, Pennsylvania 19406 and has not carried on any activities other than in connection with the Offer and Merger (as such items are defined in Item 3 and Item 4, respectively). Information with respect to the members of Plato LLC is set forth on Schedule I attached hereto.

     (2) Plato Holdings, Inc. ("Plato Holdings"), a newly organized Delaware corporation formed in connection with the Offer and the Merger (as defined herein), as beneficial owner of 19,400,000 shares of the Common Stock and holder of all the outstanding capital stock of New Plato Acquisition, Inc. Plato Holdings has a principal business address of 455 South Gulph Road, Suite 410, King of Prussia, Pennsylvania 19406 and has not carried on any activities other than in connection with the Offer and Merger. Information with respect to the directors and executive officers of Plato Holdings is set forth on
          Schedule I attached hereto.

     (3) New Plato Acquisition, Inc. ("New Plato"), a newly organized Delaware corporation formed in connection with the Offer and the Merger (as defined herein), as beneficial owner of 19,400,000 shares of the Common Stock. New Plato has a principal business address of 455 South Gulph Road, Suite 410, King of Prussia, Pennsylvania 19406 and has not carried on any activities other than in connection with the Offer and Merger. Information with respect to the directors and executive officers of New Plato is set forth on Schedule I attached hereto.

     (4) Fidelity Ventures Limited ("FVL"), a Massachusetts limited partnership and a private equity concern, as holder of 26.9% of the outstanding equity interests of Plato LLC. FVL has a principal business address of 82 Devonshire Street, Boston, Massachusetts
          02109. Information with respect to the partners of FVL and its directors and executive officers is set forth on Schedule I attached hereto.

     (5) Fidelity Investors II Limited Partnership ("FILP"), a Delaware limited partnership and private equity fund, as holder of 13.5% of the outstanding equity interests of Plato LLC. FILP has a principal business address of 82 Devonshire Street, Boston, Massachusetts 02109. Information with respect to the general partner of FILP and its directors and executive officers is set forth on Schedule I attached hereto.

     (6) The P/A Fund III, L.P. (the "P/A Fund"), a Pennsylvania limited partnership and private investment fund, as holder of 6.75% of the outstanding equity interests of Plato LLC. The P/A Fund has a principal business address of 455 South Gulph Road, Suite 410, King of Prussia, Pennsylvania 19406. Information with respect to the general partners of the P/A Fund and their respective directors and executive officers is set forth on Schedule I attached hereto.

     (7) APA Excelsior V, L.P. ("APA Excelsior"), a Delaware limited partnership and private investment fund, as holder of 33.37% of the outstanding equity interests of Plato LLC. APA Excelsior has a principal business address c/o Patricof & Co. Ventures, Inc., 445 Park Avenue, New York, New York 10022. Information with respect to the general partner of APA Excelsior and its directors and executive officers is set forth on Schedule I attached hereto.

     (8) The Patricof Private Investment Club II, L.P. ("PPIC"), a Delaware limited partnership and private investment fund, as holder of 0.28% of the outstanding equity interests of Plato LLC. PPIC has a principal business address c/o Patricof & Co. Ventures, Inc., 445 Park Avenue, New York, New York 10022. Information with respect to the general partner of PPIC and its directors and executive officers is set forth on Schedule I attached hereto.

     (9) AFLAC Incorporated ("AFLAC"), a Georgia corporation engaged in the insurance business, as holder of 19.2% of the outstanding equity interests of Plato LLC. AFLAC has a principal business address of 1932 Wynnton Road, Columbus, Georgia 31999. Information with respect to the directors and executive officers of AFLAC is set forth on Schedule I attached hereto.

          FVL, FILP, the P/A Fund, APA Excelsior, PPIC and AFLAC are sometimes referred to, collectively, as the "Equity Investors."

          The Reporting Persons have entered into a Joint Filing Agreement dated as of September 30, 1999, a copy of which is attached hereto as Exhibit A and incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Exchange Act.

(d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of their managers, partners, executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of their managers, partners, executive officers or directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On September 15, 1999, Plato Holdings and New Plato commenced a tender offer (the "Offer") for all of the outstanding Common Stock at a purchase price of $2.50 per share (the "Offer Price"). The Tender Offer Statement on Schedule 14D-1 of Plato Holdings and New Plato is Exhibit B hereto and is incorporated herein by reference.

          In connection with the Offer, Plato Holdings, New Plato, NC Resources, Inc., a Delaware corporation and holder of record of 19,400,000 shares of the Common Stock to be purchased by New Plato in connection with the Offer, and NovaCare, Inc., a Delaware corporation and holder of all of the outstanding stock of NC Resources, Inc., entered into a Stockholder Agreement, dated as of September 8, 1999 (the "Stockholder Agreement").

          The Stockholder Agreement is Exhibit C hereto and is incorporated herein by reference. Pursuant to the Stockholder Agreement, NC Resources, Inc. agreed (i) to tender the Common Stock held by it (the "Covered Shares") to New Plato in the Offer and (ii) to grant Plato Holdings a proxy with respect to the voting of the Covered Shares. The total price to be paid for the Covered Shares in the Offer is $48,500,000, which is based on the purchase of 19,400,000 shares of Common Stock at the Offer Price.

          New Plato will obtain the funds to purchase the Covered Shares as a contribution to capital from Plato Holdings. Plato Holdings will obtain its funds from Plato LLC. Plato LLC will obtain its funds from the Equity Investors who will obtain their funds as follows: (i) FVL and FILP will obtain their funds from cash on hand, (ii) the P/A Fund, APA Excelsior and PPIC will obtain their funds from investors in their respective funds and (iii) AFLAC will obtain its funds from cash on hand.

          ITEM 4.   PURPOSE OF TRANSACTION.

          New Plato obtained the right to acquire the securities of the Issuer, and Plato Holdings obtained the right to vote these securities, pursuant to the Stockholder Agreement, through a grant of an option which became exercisable on September 21, 1999 to purchase the Covered Shares. Under Rule 13d-3(d)(1) of the Exchange Act, the grant of this presently exercisable option to Plato Holdings and New Plato constitutes beneficial ownership of the Covered Shares. The Stockholder Agreement was executed in connection with the Offer and the Agreement and Plan of Merger, dated as of September 8, 1999, which is Exhibit D hereto and is incorporated herein by reference, by and among Plato Holdings, New Plato and the Issuer (the "Merger Agreement"). Subject to the terms and conditions of the Merger Agreement, if New Plato acquires a majority of the Common Stock, the Issuer and New Plato will consummate a merger (the "Merger") pursuant to which New Plato will be merged with and into the Issuer and the Issuer will be the surviving corporation.

          The purpose of the Offer and the Merger is to enable Plato Holdings to acquire control of, and the entire equity interest in, the Issuer. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected. The purpose of the Merger is to acquire all of the outstanding Common Stock not purchased pursuant to the Offer. The transaction is structured as a merger in order to ensure the acquisition by Plato Holdings of all the Common Stock outstanding.

          If the Merger is consummated, Plato Holdings' common equity interest in the Issuer would increase to 100% and Plato Holdings would be entitled to all benefits resulting from that interest. These benefits include complete management and control with regard to the future conduct of the Issuer's business and the right to any increase in its value. Similarly, Plato Holdings will also bear the risk of any losses incurred in the operation of the Issuer and any decrease in the value of the Issuer.

          If New Plato acquires control of the Issuer, Plato Holdings and New Plato intend to conduct a detailed review of the Issuer and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and to consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such changes could include, among other things, changes in the Issuer's business, corporate structure, certificate of incorporation, by-laws, capitalization, management or dividend policy.

          The Merger Agreement provides that, promptly after the purchase by Plato Holdings or any of its subsidiaries of at least a majority of the then outstanding shares of the Common Stock, Plato Holdings has the right to designate such number of directors rounded up to the next whole number, on the Issuer's Board of Directors as is equal to the product of the total number of directors on the Issuer's Board of Directors (giving effect to the directors designated by Plato Holdings) multiplied by the percentage that the number of shares of Common Stock beneficially owned by New Plato, Plato Holdings or any of their affiliates (including such shares as are accepted for payment pursuant to the Offer) bears to the total number of shares of Common Stock then outstanding (on a fully diluted basis). The Merger Agreement provides that the directors of New Plato and the officers of the Issuer at the effective time of the Merger will be the initial directors and officers, respectively, of the surviving corporation.

          New Plato or an affiliate of New Plato may, following the consummation or termination of the Offer, seek to acquire additional shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as it shall determine, which may be more or less than the price to be paid pursuant to the Offer. New Plato and its affiliate also reserve the right to dispose of any or all shares acquired by them, subject to the terms of the Merger Agreement.

          The purchase of the Common Stock by New Plato pursuant to the Offer will reduce the number of shares of the Common Stock that might otherwise trade publicly and will reduce the number of holders of the Common Stock, which, depending upon the number of shares so purchased, could adversely affect the liquidity and market value of the remaining shares held by the public.

          Depending upon the number of shares of the Common Stock purchased pursuant to the Offer, the Common Stock may no longer meet the requirements for continued inclusion in the Nasdaq National Market, which requires that there be at least 1,100,000 shares publicly held by at least 400 round lot holders, with a market value of at least $15,000,000. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Common Stock are not considered as being publicly held for this purpose. If the Nasdaq National Market were to cease to publish quotations for the Common Stock, it is possible that the Common Stock would continue to trade in the over-the-counter market and that prices or other quotations would be reported by other sources. The extent of the public market for the Common Stock and the availability of such quotations would depend upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Common Stock on the part of securities firms, the possible termination of registration under the Exchange Act (as described below) and other factors.

          The Common Stock is currently registered under the Exchange Act. Registration of the Common Stock under the Exchange Act may be terminated upon application of the Issuer to the Commission if the Common Stock is neither listed on a national securities exchange nor held by 300 or more holders of record.

          New Plato may seek delisting of the Common Stock from the Nasdaq National Market and the termination of the registration of the Common Stock under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. If the Nasdaq National Market listing and the Exchange Act registration of the Common Stock are not terminated prior to the Merger, then the Common Stock will be delisted from the Nasdaq National Market and the registration of the Common Stock under the Exchange Act will be terminated following the consummation of the Merger.

          Except as discussed herein, the Reporting Persons have no current plans or proposals which relate to or would result in any of the following:

          (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

          (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the issuer;

          (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (j) any action similar to any of those enumerated above.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date hereof, Plato Holdings and New Plato beneficially own 19,400,000 shares of Common Stock.

          (b) Pursuant to the Stockholder Agreement: (i) Plato Holdings and New Plato share the power to vote and to direct the vote of the 19,400,000 shares of Common Stock beneficially owned by them and (ii) New Plato has the sole power to dispose or to direct the disposition of the 19,400,000 shares of Common Stock beneficially owned by it.

          (c) Except as described herein, neither Plato Holdings nor New Plato has effected any transactions in the Common Stock during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The responses to Items 3 and Item 4 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

          Concurrently with the execution and delivery of the Merger Agreement, Plato Holdings, New Plato and the Issuer also entered into a Short Form Merger Option Agreement, dated as of September 8, 1999 (the "Short Form Merger Option Agreement"). The Short Form Merger Option Agreement is Exhibit E hereto and is incorporated herein by reference. The Short Form Merger Option Agreement gives New Plato an irrevocable option to purchase up to that number of newly issued shares of the Common Stock (the "Option Shares") equal to the number of shares of the Common Stock that, when added to the number of shares of the Common Stock owned by New Plato and its affiliates immediately following consummation of the Offer, shall constitute 90% of the shares of the Common Stock then outstanding on a fully diluted basis (after giving effect to the issuance of the Option Shares) for a price per Option Share equal to the Offer Price. The number of Option Shares shall not, however, exceed 19.9% of the shares of the Common Stock outstanding on the date of the Short Form Merger Option Agreement. The option may be exercised at any time after the acceptance for payment by New Plato of shares of Common Stock pursuant to the Offer.

          In connection with the Offer and the Merger, the Issuer, NovaCare, Inc. and the Equity Investors executed an Exclusivity Agreement dated as of August 16, 1999 (the "Exclusivity Agreement"). The Exclusivity Agreement is Exhibit F hereto and is incorporated herein by reference. Under the terms of the Exclusivity Agreement, which expired upon the execution of the Merger Agreement, the Issuer and NovaCare, Inc. agreed that neither they nor any of their subsidiaries or affiliates would, directly or indirectly, encourage, solicit or initiate any inquiry, proposal or offer, or participate in or initiate discussions or negotiations with, or provide any information to, any person or group other than the Equity Investors concerning
(i) any proposal or offer for a merger, share exchange, consolidation or similar transaction involving the Issuer or any subsidiary of the Issuer or (ii) any proposal or offer to acquire any equity interest in, or outside the ordinary course of business consistent with past practice, any of the assets of, the Issuer or any subsidiary of the Issuer other than the transactions contemplated by the Merger Agreement. During the term of the Exclusivity Agreement, the Issuer and NovaCare, Inc. also agreed to immediately notify the Equity Investors of the existence of any such proposal, discussion, negotiation or inquiry received by either of them and to provide the Equity Investors with the relevant terms thereof.

          Except for the agreements described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A:     Joint Filing Agreement dated as of September 30, 1999
                         among the Reporting Persons.

          Exhibit B:     Tender Offer Statement on Schedule 14D-1 filed by Plato
                         Holdings and New Plato with the Commission on September
                         15, 1999./1/

          Exhibit C:     Stockholder Agreement dated as of September 8, 1999,
                         among Plato Holdings, New Plato, NC Resources, Inc.
                         and NovaCare, Inc./2/

          Exhibit D:     Agreement and Plan of Merger, dated as of September 8,
                         1999, by and among Plato Holdings, New Plato and the Issuer./3/



- -----------------------------
/1/  Incorporated herein by reference.

/2/ Incorporated herein by reference to Exhibit (C)(2) to the Tender Offer Statement on Schedule 14-1 filed by Plato Holdings and New Plato with the Commission on September 15, 1999.

/3/ Incorporated herein by reference to Exhibit (C)(1) to the Tender Offer Statement on Schedule 14D-1 filed by Plato Holdings and New Plato with the Commission on September 15, 1999.

          Exhibit E:     Short Form Merger Option Agreement, dated as of
                         September 8, 1999, among Plato Holdings, New Plato and the Issuer./3/

          Exhibit F:     Exclusivity Agreement, dated as of August 16, 1999 by
                         and among the Issuer, NovaCare, Inc. and the Equity
                         Investors./4/

          Exhibit G:     Power of Attorney dated September 30, 1999 granted by
                         Plato LLC, Plato Holdings, New Plato, Fidelity Ventures
                         Limited and Fidelity Investors II Limited Partnership in favor of [Eric Lass].

          Exhibit H:     Power of Attorney dated September 30, 1999 granted by
                         The P/A Fund III, L.P., APA Excelsior V, L.P., and The
                         Patricof Private Investment Club II, L.P. in favor of
                         Gregory M. Case and Michael Poisel.

          Exhibit I: Power of Attorney dated September 30, 1999 granted by AFLAC Incorporated in favor of Kriss Cloniger.




- ------------------------------
/3/ Incorporated herein by reference to Exhibit (C)(3) to the Tender Offer Statement on Schedule 14D-1 filed by Plato Holdings and New Plato with the Commission on September 15, 1999.

/4/ Incorporated herein by reference to Exhibit (C)(7) to the Tender Offer Statement on Schedule 14D-1 filed by Plato Holdings and New Plato with the Commission on September 15, 1999.

                                  SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.



                              PLATO HOLDINGS, LLC


Date:  September 30, 1999     By:  /s/ George Hertz
                                 -----------------------------------------
                                 Name: George Hertz
                                 Title: Manager


                              PLATO HOLDINGS, INC.


Date:  September 30, 1999     By:  /s/ George Hertz
                                 -----------------------------------------
                                 Name: George Hertz
                                 Title: Vice President


                              NEW PLATO ACQUISITION, INC.


Date:  September 30, 1999     By:  /s/ George Hertz
                                 ------------------------------------------
                                 Name: George Hertz
                                 Title: Vice President


                              FIDELITY VENTURES LIMITED

                              By:  Fidelity Capital Associates, Inc.,
                                   its General Partner

Date:  September 30, 1999     By:  /s/ George Hertz
                                 -----------------------------------------
                                 Name: George Hertz
                                 Title: Managing Director

                              FIDELITY INVESTORS II LIMITED PARTNERSHIP

                              By:  Fidelity Investors Management, LLC,
                                   its General Partner

Date:  September 30, 1999     By:  /s/ Donald S. Heaton
                                  ----------------------------------------
                                 Name:  Donald S. Heaton
                                 Title: Vice President



                              THE P/A FUND III, L.P.


                              By:  APA Pennsylvania Partners III, L.P.,
                                   its General Partner


                              By:  Patricof & Co. Managers, Inc.,
                                   its General Partner

Date:  September 30, 1999     By:   /s/ Gregory M. Case
                                 -----------------------------------------
                                 Name:  Gregory M. Case
                                 Title: Vice President



                              APA EXCELSIOR V, L.P.


                              By:  APA Excelsior V Partners, L.P.
                                   its General Partner

                              By:  Patricof & Co. Managers, Inc.,
                                   its General Partner

Date:  September 30, 1999     By:  /s/ Gregory M. Case
                                 -----------------------------------------
                                 Name:  Gregory M. Case
                                 Title: Vice President

                              THE PATRICOF PRIVATE INVESTMENT CLUB II, L.P.


                              By:   APA Excelsior V Partners, L.P.,
                                    its General Partner

                              By:   Patricof & Co. Managers, Inc.,
                                    its General Partner

Date:  September 30, 1999     By:   /s/ Gregory M. Case
                                 -----------------------------------------
                                 Name:  Gregory M. Case
                                 Title: Vice President



                              AFLAC INCORPORATED


Date:  September 30, 1999     By:   /s/ Kriss Cloninger III
                                 ----------------------------------------
                                 Name:  Kriss Cloninger III
                                 Title: Executive Vice President, Treasurer
                                        and Chief Financial Officer

                                  SCHEDULE I

  1. Directors, Executive Officers and Managers of New Plato, Plato Holdings and Plato LLC. The following table sets forth the name and present principal occupation or employment of the directors, executive officers and managers, as applicable, of New Plato, Plato Holdings and Plato LLC. Each such person is a citizen of the United States. None of the individuals set forth below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. None of the individuals set forth below has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Name                               Present Principal Occupation or Employment
 ----                               ------------------------------------------
 Gregory M. Case..................  Mr. Case is president and a director of New
                                    Plato and Plato Holdings and a manager of
                                    Plato LLC. Mr. Case has held these positions
                                    since August 1999. Mr. Case is also a
                                    Managing Director of Patricof & Co.
                                    Ventures, Inc. and has held this position
                                    for the last five years. Mr. Case's
                                    principal business address is 455 South
                                    Gulph Road, King of Prussia, PA 19406.

 George Hertz.....................  Mr. Hertz is vice president, treasurer, secretary and a director of New Plato and
                                    Plato Holdings and a manager of Plato LLC.
                                    Mr. Hertz has held these positions since
                                    August 1999. Mr. Hertz is a managing
                                    director of Fidelity Ventures, the venture
                                    capital arm of FMR Corp. and has held this
                                    position since August 1999. Mr. Hertz has
                                    been vice president of Fidelity Capital
                                    Associates, Inc. since June 1997. Mr.
                                    Hertz's principal business address is 82
                                    Devonshire Street, Boston, MA 02109.

 Eric Lass........................  Mr. Lass is vice president and assistant secretary of new Plato and Plato Holdings
                                    and has held these positions since August
                                    1999. Since March 1999, Mr. Lass has also
                                    been a vice president of Fidelity Ventures.
                                    Mr. Lass' principal business address is 82
                                    Devonshire Street, Boston, MA 02109.

 Michael Poisel...................  Mr. Poisel is vice president and assistant secretary of New Plato and Plato Holdings
                                    and has held these positions since August
                                    1999. Mr. Poisel's principal business
                                    address is 455 South Gulph Road, King of
                                    Prussia, PA 19406.

  2. Directors, Executive Officers and Partners of the Equity Investors. Plato Holdings is owned by the Equity Investors. Set forth below is the name and present principal occupation or employment of the directors, executive officers and partners, as applicable, of each of the Equity Investors and certain other related entities.

  a. Partners of Fidelity Ventures Limited ("FVL"). FVL, a private equity concern, is a limited partnership of which Fidelity Capital Associates, Inc. ("FCA") is the general partner and a wholly owned subsidiary of FMR Corp., a diversified financial services company. FMR Corp. is the limited partner of FVL and holds a majority interest in FVL. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of the directors and executive officers of FCA and FMR Corp. Each person is a citizen of the United States (except Mr. Kelly, who is a citizen of Canada), with a principal business address of 82 Devonshire Street, Boston, MA 02109. None of the individuals set forth below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. None of the individuals set forth below has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Name                               Present Principal Occupation or Employment
 ----                               ------------------------------------------
 FCA
 William R. Elfers................  Mr. Elfers is vice president of FCA and has held this position since December 1995.
                                    Since 1990, Mr. Elfers has also been a
                                    managing director of Fidelity Ventures and
                                    chairman and chief executive officer of
                                    Community Newspaper Company.

 George K. Hertz..................  Mr. Hertz is a managing director of
                                    Fidelity Ventures and has held this
                                    position since June 1997. Mr. Hertz has
                                    been a vice president of FCA since August
                                    1999.

 Timothy T. Hilton................  Mr. Hilton is president and a director of
                                    FCA and has held these positions since July
                                    1997. Mr. Hilton has been president of
                                    Fidelity Ventures since January 1999.

 Robert E. Ketterson Jr...........  Mr. Ketterson is vice president of FCA and has held this position since June 1998.
                                    Since May 1996, Mr. Ketterson has also been
                                    vice president of Fidelity Ventures.

 Peter Mann.......................  Mr. Mann is vice president of FCA and has held this position since July 1998.

 Stephen G. Manning...............  Mr. Manning is chief financial officer and vice president of FCA and has held these
                                    positions since June 1999.

 Paul L. Mucci....................  Mr. Mucci is vice president of FCA and has held this position since December 1995.

 John J. Remondi..................  Mr. Remondi is vice president and a director of FCA and has held these
                                    positions since December 1995. Mr. Remondi
                                    has also been president of Fidelity
                                    Investors Management LLC since May 1998 and
                                    a managing director of Fidelity Ventures
                                    since April 1990.

 Laurel M. Watts..................  Ms. Watts has been vice president of FCA since December 1995 and chief
                                    administrative officer of Fidelity Capital
                                    since May 1998. Prior to that time, and
                                    since 1993, Ms. Watts has been a managing
                                    director of Fidelity Capital.

 Name                               Present Principal Occupation or Employment
 ----                               ------------------------------------------
 FMR Corp.
 Stephen P. Akin..................  Mr. Akin is president of Fidelity Capital and has served in this position since
                                    January 1999.

 J. Gary Burkhead.................  Mr. Burkhead is the vice chairman and a director of FMR Corp. and has held these
                                    positions since April 1997 and February
                                    1990, respectively.

 William L. Byrnes................  Mr. Byrnes is a director of FMR Corp. and has held this position since October 1972.

 James C. Curvey..................  Mr. Curvey has been president and chief operating officer of FMR Corp. since
                                    September 1998 and June 1997, respectively.
                                    Mr. Curvey has been a director of FMR Corp.
                                    since February 1990.

 Steven E. Elterich...............  Mr. Elterich has served as president of
                                    Fidelity E-Commerce since September 1999.

 Ilene B. Jacobs..................  Ms. Jacobs is executive vice president, human resources of FMR Corp. and has held
                                    this position since October 1998.

 Abigail P. Johnson...............  Ms. Johnson is a director of FMR Corp. and has held this position since May 1994.
                                    Since May 1997, Ms. Johnson has also been
                                    senior vice president and associate
                                    director of Fidelity Management & Research
                                    Company.

 Edward C. Johnson 3d.............  Mr. Johnson has been chairman of the board and chief executive officer of FMR Corp.
                                    since 1977 and a director since 1972.

 Stephen P. Jonas.................  Mr. Jonas is executive vice president and chief financial officer of FMR Corp. and
                                    has held these positions since May 1998.

 Name                               Present Principal Occupation or Employment
 ----                               ------------------------------------------
 Timothy T. Hilton................  Mr. Hilton is president of Fidelity
                                    Ventures and has held this position since
                                    January 1999.

 Kevin J. Kelly...................  Mr. Kelly is president of Fidelity
                                    Investments Institutional Services Company,
                                    Inc. and has served in that position since
                                    1997.

 Mark A. Peterson.................  Mr. Peterson is president of Fidelity
                                    Corporate Systems and Services. He has held
                                    this position since 1997.

 Robert C. Pozen..................  Mr. Pozen is president of Fidelity
                                    Management & Research Company and has held
                                    this position since April 1997.

 Robert L. Reynolds...............  Mr. Reynolds is president of Fidelity
                                    Investments Institutional Retirement Group.
                                    He has held this position since March 1996.

 Roger T. Servison................  Mr. Servison has been president of Fidelity
                                    Brokerage Services Japan, LLC since October
                                    1996.

 David C. Weinstein...............  Mr. Weinstein is executive vice president and chief of administration and government
                                    affairs of FMR Corp. and has held these
                                    positions since May 1998.

 George A. Vanderheiden...........  Mr. Vanderheiden is a director of FMR Corp.
                                    and has held this position since March
                                    1997. Since October 1989, Mr. Vanderheiden
                                    has also been senior vice president of
                                    Fidelity Management & Research Company.

  b. Partners of Fidelity Investors II Limited Partnership ("FILP"). FILP, a private equity fund, is a limited partnership of which Fidelity Investors Management, LLC ("FIM") is the general partner. The following table sets forth the name and present principal occupation or employment of the directors and executive officers of FIM. Each person is a citizen of the United States with a principal business address of 82 Devonshire Street, Boston, MA 02109. None of the individuals set forth below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. None of the individuals set forth below has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Name                               Present Principal Occupation or Employment
 ----                               ------------------------------------------
 James C. Curvey..................  Mr. Curvey is a director of FIM and has held this position since May 1998. Mr.
                                    Curvey has also been president and chief
                                    operating officer of FMR Corp. since
                                    September 1998 and June 1997, respectively
                                    and a director since February 1990.

 Donald S. Heaton.................  Mr. Heaton is vice president and treasurer of FIM and has held these positions since
                                    May 1998. Since February 1999, Mr. Heaton
                                    has also been senior vice president,
                                    finance of Fidelity Ventures.

 Timothy T. Hilton................  Mr. Hilton is a director of FIM and has held this position since May 1998. Mr.
                                    Hilton has also been president of Fidelity
                                    Ventures since January 1999.

 Edward C. Johnson 3d.............  Mr. Johnson is chairman of the board of FIM and has held this position since May 1998.
                                    Mr. Johnson has also been chairman of the
                                    board and chief executive officer of FMR
                                    Corp. since 1977 and a director since 1972.

 John J. Remondi..................  Mr. Remondi is president of FIM and has held this positions since May 1998. Mr.
                                    Remondi is also a managing director of
                                    Fidelity Ventures and has held this
                                    position since April 1990. Since December
                                    1995, Mr. Remondi has also been vice
                                    president of FCA.

 David C. Weinstein...............  Mr. Weinstein is vice president of FIM and has held this position since May 1998. Mr.
                                    Weinstein is also executive vice president
                                    and chief of administration and government
                                    affairs of FMR Corp. and has held these
                                    positions since May 1998.

  c. APA Excelsior V, L.P. APA Excelsior V, L.P. is a Delaware limited partnership and its principal business is acting as a private investment fund. Its business address is: c/o Patricof & Co. Ventures, Inc., 445 Park Avenue, New York, NY 10022.

    The general partner of APA Excelsior V, L.P. is APA Excelsior V Partners, L.P., a Delaware limited partnership. Its principal business is acting as the general partner of private investment funds. Its business address is:
  72 Davids Lane, East Hampton, NY 11937.

    The general partner of APA Excelsior V Partners, L.P. is Patricof & Co. Managers, Inc., a New York corporation. Its principal business is acting as the general partner of general partners of private investment funds. Its business address is: 445 Park Avenue, New York, NY 10022.

    The sole director and executive officers of Patricof & Co. Managers, Inc. are listed below:

     Name                                Position
     ----                                --------
     Alan J. Patricof................... Sole Director and Chairman of the Board
     Gregory M. Case.................... Vice President
     Robert M. Chefitz.................. Vice President
     Janet G. Effland................... Vice President
     Thomas P. Hirschfeld............... Vice President
     George M. Jenkins.................. Vice President
     David A. Landau.................... Vice President
     George D. Phipps................... Vice President
     Salem D. Shuchman.................. Vice President
     Paul A. Vais....................... Vice President

    All such persons are U.S. citizens. The business address of such persons is: c/o Patricof & Co., Ventures, Inc., 445 Park Avenue, New York, New York, 10022. None of the individuals set forth above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. None of the individuals set forth above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  d. The Patricof Private Investment Club II, L.P. The Patricof Private Investment CLub II, L.P. is a Delaware limited partnership and its principal business is acting as a private investment fund. Its business address is: c/o Patricof & Co. Ventures, Inc., 445 Park Avenue, New York, NY 10022.

    The general partner of The Patricof Private Investment Club II, L.P. is APA Excelsior V Partners, L.P. See Section c above for additional information.

  e. The P/A Fund III, L.P. The P/A Fund III, L.P. is a Pennsylvania limited partnership and its principal business is acting as a private investment fund. Its business address is: Executive Terrace Building, 455 South Gulph Road-Suite 410, King of Prussia, PA 19406.

    The general partners of The P/A Fund III, L.P. are APA Pennsylvania Partners III, L.P. and ACM Capital Partners, L.P.

    APA Pennsylvania Partners III, L.P. is a New York limited partnership and its principal business is acting as a general partner of private investment funds. Its business address is: 72 Davids Lane, East

  Hampton, NY 11937. The general partner of APA Pennsylvania Partners III, L.P. is Patricof & Co. Managers, Inc. See Section c above for additional information.

    ACM Capital Partners, L.P. is a Pennsylvania limited partnership and its principal business is venture capital investments. Its business address is:
  518 Broad Street, Sewickley, PA 15143.

    The general partners of ACM Capital Partners, L.P. are: Joel P. Adams, William C. Hulley, William A. Frezza (special general partner) and Jerry S. Sullivan (special general partner). All such persons are U.S. citizens and their business address is 518 Broad Street, Sewickley, PA 15143. Messrs.
  Adams and Hulley have been employed by Adams Capital Management, Inc., a venture capital investment firm, since they founded it in December 1994. Messrs. Frezza and Sullivan provide consulting services to Adams Capital Management, Inc. Mr. Frezza has been employed by Wireless Computing Associates, Inc., a consulting firm, since 1994. Mr. Sullivan has been employed by Savantage, Inc., a consulting firm, since 1992, most recently as President. None of these individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. None of these individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  f. Directors and Executive Officers of AFLAC Incorporated ("AFLAC"). The following table sets forth the name and present principal occupation or employment of the directors and executive officers of AFLAC. Each person is a citizen of the United States with a principal business address of 1932 Wynnton Road, Columbus, GA 31999. None of the individuals set forth below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. None of the individuals set forth below has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Name                               Present Principal Occupation or Employment
 ----                               ------------------------------------------
 Paul S. Amos.....................  Mr. Amos is Chairman of the Board of AFLAC
                                    and American Family Life Assurance Company
                                    of Columbus.

 Daniel P. Amos...................  Mr. Amos is Chief Executive Officer and
                                    President of AFLAC and American Family Life
                                    Assurance Company of Columbus. Mr. Amos is
                                    also a Director of The CIT Group, Inc. and
                                    Georgia Power Company.

 William J. Bugg, Jr..............  Mr. Bugg is Senior Vice President,
                                    Corporate Actuary of American Family Life
                                    Assurance Company of Columbus.

 Monthon Chuaychoo................  Mr. Chuaychoo is Vice President, Financial
                                    Services of AFLAC and American Family Life
                                    Assurance Company of Columbus.

 Kriss Cloninger III..............  Mr. Cloninger is Executive Vice President,
                                    Chief Financial Officer of AFLAC and
                                    American Family Life Assurance Company of
                                    Columbus. He is also Treasurer of AFLAC.

 Martin A. Durant, III............  Mr. Durant is Senior Vice President,
                                    Corporate Services of AFLAC and American
                                    Family Life Assurance Company of Columbus.

 Norman P. Foster.................  Mr. Foster is Executive Vice President,
                                    Corporate Finance of AFLAC and American
                                    Family Life Assurance Company of Columbus.

 Kenneth S. Janke Jr..............  Mr. Janke is Senior Vice President,
                                    Investor Relations of AFLAC. Mr. Janke is
                                    also president and Chief Executive Officer
                                    of the National Association of Investor
                                    Corp. He is also President and Director of
                                    NAIC Growth Fund.

 Name                               Present Principal Occupation or Employment
 ----                               ------------------------------------------
 Akitoshi Kan.....................  Mr. Kan is Executive Vice President of AFLAC
                                    Japan. He also serves as Deputy Chief
                                    Financial Officer of AFLAC and Senior Vice
                                    President of AFLAC Japan, Accounting,
                                    Information Systems, ABC and Legal Affairs.

 Nobuo Kawamura...................  Mr. Kawamura is Senior Vice President
                                    of AFLAC Japan, ABC Promotion, Policy
                                    Maintenance and Premium Accounting.

 Joseph P. Kuechenmeister.........  Mr. Kuechenmeister is Senior Vice
                                    President, Director of Marketing of
                                    American Family Life Assurance Company of
                                    Columbus.

 Joey M. Loudermilk...............  Mr. Loudermilk is Senior Vice President,
                                    General Counsel and Corporate Secretary of
                                    AFLAC and American Family Life Assurance
                                    Company of Columbus. He is also Director,
                                    Legal and Governmental Relations of
                                    American Family Life Assurance Company of
                                    Columbus.

 Hidefumi Matsui..................  Mr. Matsui is President of AFLAC Japan.

 Shoichi Matsumoto................  Mr. Matsumoto is Executive Vice
                                    President and Director of Marketing of
                                    AFLAC Japan.

 Minoru Nakai.....................  Mr. Nakai is President of AFLAC
                                    International, Inc.

 Yoshiki Otake....................  Mr. Otake is Chairman of the Board of
                                    AFLAC Japan. Mr. Otake also serves as Vice
                                    Chairman of AFLAC International, Inc.

 E. Stephen Purdom................  Mr. Purdom is Executive Vice President of
                                    American Family Life Assurance Company of
                                    Columbus.

 Joseph W. Smith, Jr..............  Mr. Smith is Senior Vice President, Chief
                                    Investment Officer of American Family Life
                                    Assurance Company of Columbus.



 Name                               Present Principal Occupation or Employment
 ----                               -------------------------------------------
Gary L. Stegman..................   Mr. Stegman is Senior Vice President,
                                    Assistant Chief Financial Officer of AFLAC
                                    and American Family Life Assurance Company
                                    of Columbus. He is also Treasurer and
                                    Assistant Secretary of American Family Life
                                    Assurance Company of Columbus.

J. Shelby Amos, II...............   Mr. Amos is the Alabama/West Florida State
                                    Sales Coordinator for American Family Life
                                    Assurance Company of Columbus.

Michael H. Armacost..............   Mr. Armacost is President of The
                                    Brookings Institution.

M. Delmar Edwards, M.D...........   Dr. Edwards is a Retired Vice President and
                                    Assistant to the Chairman of Columbus
                                    Regional Healthcare System, Inc. Dr.
                                    Edwards is also a Retired Director of First
                                    Union National Bank of Georgia. In
                                    addition, Dr. Edwards serves is a Trustee
                                    of Columbus State University and Morehouse
                                    School of Medicine.

Joe Frank Harris.................   Mr. Harris is a Distinguished Executive
                                    Fellow at Georgia State University. He is
                                    also Chairman of the board of directors of
                                    Harris Georgia Corp. and a Director of
                                    Bankhead Enterprises, Inc. Mr. Harris is a
                                    Former Governor of the State of Georgia.

Elizabeth J. Hudson..............   Ms. Hudson is a Director of Spencer
                                    Stuart.

Hisao Kobayashi..................   Mr. Kobayashi is President and Chief
                                    Executive Officer of The Dai-Ichi Kangyo
                                    Bank Ltd. and President and Chief Executive
                                    Officer Hibiya Building Co. Limited. He is
                                    also Chairman of the Board of directors of
                                    The CIT Group, Inc. and a Director of
                                    Nippon Light Metal Co., Ltd.

Barbara K. Rimer.................   Ms. Rider is Director, Cancer Control
                                    and Population Sciences at the National
                                    Cancer Institute.

Henry C. Schwob..................   Mr. Schwob is President of Schwob Realty
                                    Company. In addition, Mr. Schwob is a
                                    Director of First Union National Bank of
                                    Georgia.

J. Kyle Spencer..................   Mr. Spencer is President of Spencer
                                    Investment Company. Mr. Spencer is also a
                                    Retired Director of First Union National
                                    Bank of Georgia and a Retired Chairman of
                                    the Board of Bank South N.A.

Glenn Vaughn, Jr.................   Mr. Vaughn is the Retired Chairman of the
                                    Board of Columbus Ledger-Enquirer.

Robert L. Wright.................   Mr. Wright is President and Chief Executive
                                    Officer of Dimensions International and a
                                    Director of Riggs Bank.

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